[First Financial Northwest, Inc. Letterhead]

December 2, 2022

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn: Madeleine Mateo

Re:         First Financial Northwest, Inc.
Request for Acceleration of Effectiveness of
Registration Statement on Form S-3 (File No. 333-268519)

Ladies and Gentlemen:

First Financial Northwest, Inc. (“Company”) hereby respectfully requests acceleration of the effective date of the above-referenced registration statement to 2:00 p.m., Eastern Time, on Thursday, December 8, 2022, or as soon thereafter as is practicable.

Sincerely,

FIRST FINANCIAL NOTHWEST, INC.

By: /s/ Richard P. Jacobson
Name: Richard P. Jacobson Title: Executive Vice President and Chief Financial Officer